PINE VALLEY GRANT OF OPTIONS

VANCOUVER, BRITISH COLUMBIA, August 24, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) announces that effective August 24, 2005, the Company has granted, under its Share Option Plan, incentive stock options to a director to purchase up to 10,000 common shares in the capital of the Company. The options will vest as to 2,500 common shares on October 28, 2005 and 2,500 common shares every three months thereafter until fully vested and are exercisable at a price of $4.22 per share for a period of five years ending on August 24, 2010.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada

Company e-mail contact: pinevalley@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.